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                  [CLIFFORD CHANCE ROGERS & WELLS LETTERHERAD]


                                            JULIE A. GOLDMAN
                                            Associate

                                            DIRECT TEL  +1 202 661 -0554
                                            DIRECT FAX  +1 202 434-0800
                                            julie.goldman@cliffordchance.com

May 16, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:         Withdrawal of Registration Statement on Form 8-A
            File Number 000-27475

Ladies and Gentlemen:

On behalf of Integrity Software, Inc. (the "Company"), we hereby request the withdrawal of the Company's Form 8-A, which was filed with the Securities and Exchange Commission on March 24, 2000, file number 000-27475. This request for withdrawal of the Company's Form 8-A is being made as the Company's S-1 filing is not expected to be declared effective before the expiration of 60 days from the original filing date of the Form 8-A.

A new Form 8-A will be filed concurrently with the next amendment to our Form S-1 registration statement.

Please feel free to call me at 202-434-0744 with any questions or comments that you may have.

Sincerely,



/s/  Julie A. Goldman
---------------------
Julie A. Goldman